UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BEASLEY BROADCAST GROUP, INC.

(Name of issuer)

Class A Common Stock, par value $.001 per share

(Title of class of securities)

074014101

(CUSIP number)

George G. Beasley 3033 Riviera Drive, Suite 200 Naples, FL 34103 (239) 263-5000

(Name, address and telephone number of person authorized to receive notices and communications)

December 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person George G. Beasley
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,903,043
	8	Shared voting power 0
	9	Sole dispositive power 11,903,043
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person: 11,903,043
12	Check box if the aggregate amount in row (11) excludes certain shares* ☒ See Item 5 of this Schedule 13D
13	Percent of class represented by amount in Row (11) 71.8% – See Item 5 of this Schedule 13D
14	Type of reporting person IN

1	Name of reporting person George G. Beasley Grantor Retained Annuity Trust #3, dated December 9, 2008
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.0% – See Item 5 of this Schedule 13D
14	Type of reporting person OO

1	Name of reporting person GGB Family Enterprises, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power 33,758
	8	Shared voting power 1,122,616
	9	Sole dispositive power 33,758
	10	Shared dispositive power 1,122,616
11	Aggregate amount beneficially owned by each reporting person: 1,156,374
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 19.6% – See Item 5 of this Schedule 13D
14	Type of reporting person OO

1	Name of reporting person GGB Family Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,403,766
	9	Sole dispositive power 0
	10	Shared dispositive power 1,403,766
11	Aggregate amount beneficially owned by each reporting person: 1,403,766
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 22.6% – See Item 5 of this Schedule 13D
14	Type of reporting person OO

1	Name of reporting person George G. Beasley Grantor Retained Annuity Trust #4, dated November 21, 2008
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.0% – See Item 5 of this Schedule 13D
14	Type of reporting person OO

1	Name of reporting person GGB II Family Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO – See Item 3 of this Schedule 13D
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,014,121
	9	Sole dispositive power 0
	10	Shared dispositive power 10,014,121
11	Aggregate amount beneficially owned by each reporting person: 10,014,121
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 63.2% – See Item 5 of this Schedule 13D
14	Type of reporting person OO

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of George G. Beasley, the Chairman of the board of directors and Chief Executive Officer of the Issuer and a citizen of the United States, George G. Beasley Grantor Retained Annuity Trust #3, dated December 9, 2008, a trust administered under the laws of Florida (“GRAT #3”), George G. Beasley Grantor Retained Annuity Trust #4, dated November 21, 2008, a trust administered under the laws of Florida (“GRAT #4”), GGB Family Enterprises, Inc., a Florida Corporation with no operations other than those described in Item 3 (“GGB Inc.”), GGB Family Limited Partnership, a Florida limited partnership (“GGB LP”), and GGB II Family Limited Partnership, a Florida limited partnership (“GGB II LP” and together with Mr. Beasley, the RL Trust, the FIT Trust, GRAT #3, GRAT #4, GGB Inc. and GGB LP, the “Reporting Persons”).

Mr. Beasley is the trustee of each of GRAT #3, GRAT #4 and the REB Florida Intangible Tax Trust dated August 20, 2004 (“REB Trust”). Mr. Beasley is the sole shareholder of GGB Inc. GGB Inc. is the general partner of each of GGB LP and GGB II LP.

The business address of each of the Reporting Persons is c/o Beasley Broadcast Group, 3033 Riviera Drive, Suite 200, Naples, Florida 34103. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended to include the following description:

On December 9, 2010, in five separate transactions executed for estate planning purposes, GRAT #3 transferred 495,764 shares of Class B Common stock to each of the George G. Beasley Trust f/b/o Bruce G. Beasley u/a/d 12/9/08, the George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 12/9/08, the George G. Beasley Trust f/b/o Brian E. Beasley u/a/d 12/9/08, the George G. Beasley Trust f/b/o Bradley C. Beasley u/a/d 12/9/08 and the George G. Beasley Trust f/b/o Robert E. Beasley u/a/d 12/9/08.

On December 17, 2010, for estate planning purposes, GRAT #4 transferred 255,796 shares of Class B Common Stock to the George G. Beasley Trust f/b/o Brian E. Beasley u/a/d 12/9/08.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original 13D are hereby restated as follows:

(a) Mr. Beasley beneficially owns 11,903,043 shares, or 71.8% of the Issuer’s Class A Common Stock. This amount includes (i) 73,244 shares of Class A Common Stock directly held by Mr. Beasley; (ii) 62,322 shares of Class A Common Stock issuable upon conversion of 62,322 shares of Class B Common Stock held directly by Mr. Beasley; (iii) 1,071,595 shares of Class A Common Stock held by the GGB LP and beneficially owned by Mr. Beasley; (iv) 332,171 shares of Class A Common Stock issuable upon conversion of 332,171 shares of Class B Common Stock held by the GGB LP and beneficially owned by Mr. Beasley; (v) 51,021 shares of Class A Common Stock held by the GGB II LP and beneficially owned by Mr. Beasley; (vi) 9,963,100 shares of Class A Common Stock issuable upon conversion of 9,963,100 shares of Class B Common Stock held by the GGB II LP and beneficially owned by Mr. Beasley; (vii) 13,000 restricted shares of Class A Common Stock that vest, and with respect to which voting restrictions lapse, within 60 days of the date hereof; (viii) 482 shares of Class A Common Stock held by GGB Inc. and beneficially owned by Mr. Beasley; (ix) 33,276 shares of Class A Common Stock issuable upon conversion of 33,276 shares of Class B Common Stock held by the GGB Inc. and beneficially owned by Mr. Beasley; (x) 6,096 shares of Class A Common Stock held by the REB Trust and beneficially owned by Mr. Beasley; (xi) 296,736 shares of Class A Common Stock issuable upon conversion of 296,736 shares of Class B Common Stock held by the REB Trust and beneficially owned by Mr. Beasley. The amount does not include 39,835 shares of Class A Common Stock issuable upon conversion of 39,835 shares of Class B Common Stock held by Mr. Beasley’s spouse for which Mr. Beasley disclaims beneficial ownership.

The percentage of the Issuer’s Class A Common Stock beneficially owned by Mr. Beasley is based on 16,572,369 shares of Class A Common Stock outstanding, consisting of (y) 5,871,764 shares of Class A Common Stock outstanding as of the date hereof and (z) the 11,903,043 shares of Class A Common Stock issuable upon conversion of an aggregate of 11,903,043 shares of Class B Common Stock held by directly by Mr. Beasley and by GGB LP, GGB II LP, GGB Inc. and the REB Trust and beneficially owned by Mr. Beasley.

GGB Inc. beneficially owns 1,156,374 shares, or 19.6% of the Issuer’s Class A Common Stock. This amount includes (i) 482 shares of Class A Common Stock directly held by GGB Inc., (ii) 33,276 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 33,276 shares of Class B Common Stock directly owned by the GGB Inc., (iii) 1,071,595 shares of Class A Common Stock held by the GGB LP, of which GGB Inc. is the general partner, and (iv) 51,021 shares of Class A Common Stock held by the GGB II LP, of which GGB Inc. is the general partner. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GGB Inc. is based on 5,905,040 shares of Class A Common Stock outstanding, consisting of: (i) 5,871,764 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 33,276 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 33,276 shares of Class B Common Stock beneficially owned by the GGB Inc.

The GGB LP beneficially owns 1,403,766 shares, or 22.6% of the Issuer’s Class A Common Stock. This amount includes (i) 1,071,595 shares of Class A Common Stock directly owned by the GGB LP and (ii) 332,171 shares of Class A Common Stock issuable upon conversion of 332,171 shares of Class B Common Stock held by the GGB LP. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GGB LP is based on 6,203,935 shares of Class A Common Stock outstanding, consisting of: (i) 5,871,764 shares of Class A Common Stock outstanding as of the date hereof and (ii) 332,171 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 332,171 shares of Class B Common Stock beneficially owned by the GGB LP.

The GGB II LP beneficially owns 10,014,121 shares, or 63.2% of the Issuer’s Class A Common Stock. This amount includes (i) 51,021 shares of Class A Common Stock directly owned by the GGB II LP and (ii) 9,963,100 shares of Class A Common Stock issuable upon conversion of 9,963,100 shares of

Class B Common Stock held by the GGB II LP. The percentage of the Issuer’s Class A Common Stock beneficially owned by the GGB II LP is based on 15,834,864 shares of Class A Common Stock outstanding, consisting of: (i) 5,871,764 shares of Class A Common Stock outstanding as of the date hereof and (ii) 9,963,100 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 9,963,100 shares of Class B Common Stock beneficially owned by the GGB II LP.

Item 5(b) of the Original 13D is hereby restated as follows:

(b) Mr. Beasley in his individual capacity has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 86,244 shares of Class A Common Stock and 62,322 shares of Class B Common Stock directly owned by Mr. Beasley. Mr. Beasley, in his capacity as the trustee of the REB Trust and as sole shareholder of GGB Inc., the general partner of each of GGB LP and GGB II LP, has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the: (i) 1,071,595 shares of Class A Common Stock and 332,171 shares of Class B Common Stock held by the GGB LP; (ii) 51,021 shares of Class A Common Stock and 9,963,100 shares of Class B Common Stock held by the GGB II LP; (iii) 482 shares of Class A Common Stock and 33,276 shares of Class B Common Stock held by the GGB Inc.; and (iv) 6,096 shares of Class A Common Stock and 296,736 shares of Class B Common Stock held by the REB Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2010

/s/ George G. Beasley
George G. Beasley

GEORGE G. BEASLEY GRANTOR RETAINED ANNUITY TRUST #3, DATED DECEMBER 9, 2008

/s/ George G. Beasley
By: George G. Beasley
Title: Trustee

GEORGE G. BEASLEY GRANTOR RETAINED ANNUITY TRUST #4, DATED NOVEMBER 21, 2009

/s/ George G. Beasley
By: George G. Beasley
Title: Trustee

GGB FAMILY ENTERPRISES, INC.

/s/ George G. Beasley
By: George G. Beasley
Title: President

GGB FAMILY LIMITED PARTNERSHIP
By: GGB Family Enterprises, its General Partner

/s/ George G. Beasley
By: George G. Beasley
Title: President

GGB II FAMILY LIMITED PARTNERSHIP
By: GGB Family Enterprises, its General Partner

/s/ George G. Beasley
By: George G. Beasley
Title: President

List of Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement